Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cheniere Energy Partners GP, LLC:

We consent to the use of our reports dated February 25, 2019, with respect to the consolidated balance sheets of Cheniere Energy Partners, L.P. as of December 31, 2018 and 2017, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the method of accounting for revenue recognition.

Houston, Texas

May 14, 2019